FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 28, 2003

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT		PAGE
A.	Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs that its subsidiary Pecom Energía S.A. (Buenos Aires: PECO) has announced on January 24, 2003, the conclusion of exchange offer of notes	3

EXHIBIT A

Attached hereto as Exhibit A Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs that its subsidiary Pecom Energía S.A. (Buenos Aires: PECO) has announced on January 24, 2003, the conclusion of exchange offer of notes.

Buenos Aires, January 24, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs today that its subsidiary Pecom Energía S.A. (Buenos Aires: PECO) has announced today the completion of its offer to exchange Class N Notes for Notes due June 9, 2002 (the "Notes") issued under the LS Series 1999-1 Financial Trust with the HSBC Bank Argentina S.A. as Trustee.

In connection with such exchange offer, Pecom Energía S.A. received and accepted Noteholders tenders equivalent to 96.0594% of the aggregate principal amount of outstanding Notes. In turn, and in accordance with the terms and conditions of the exchange offer, Pecom Energía S.A. issued Class N Notes in a principal amount of US$ 97,020,000.

Class N Notes issued under Pecom Energía S.A.’ s Program for the issue of Medium Term Notes will be repaid in two installments, the first one of 9.90099 % of the aggregate principal amount of Class N Notes on the date of issue, and the remaining amount in June 2011. Class N Notes will bear interest at 1.6156612% on the aggregate principal amount of Class N Notes on the date of issue and at LIBOR + 1% p.a. on the outstanding principal amount, as from December 28, 2002.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals and power generation, transmission and distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 01/28/2003

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Casal

Title: Attorney Title: Attorney